UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934 (1)
                                (Amendment No. 2)

                         MEMC Electronic Materials, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552715 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

-------------------------------------------------------------------------------
                              Morton E. Grosz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 19, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP No. 552715 10 4                 13D                     Page 2 of 6 Pages
---------------------                                         ------------------


--------- ---------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



          VEBA Aktiengesellschaft
--------- --------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                       (b)  |_|
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          WC
--------- ---------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             |_|
--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany
------------------- ------- ---------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                49,959,970
                    ------- ---------------------------------------------------
   BENEFICIALLY       8
                            SHARED VOTING POWER
     OWNED BY
                            -  0 -
                    ------- ---------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            49,959,970
      PERSON        ------- ---------------------------------------------------
                      10
       WITH                 SHARED DISPOSITIVE POWER

                            - 0 -

------------------- ------- ---------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          49,959,970
--------- ----------------------------------------------------------------------
12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.8%
--------- ---------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          HC, CO
--------- ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 552715 10 4                 13D                     Page 3 of 6 Pages
---------------------                                         ------------------

--------- ----------------------------------------------------------------------
1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



          VEBA Corporation   74-2183834
--------- ----------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|

                                                                   (b)  |_|
--------- ---------------------------------------------------------------------
3
          SEC USE ONLY
--------- ---------------------------------------------------------------------
4
          SOURCE OF FUNDS*

          WC, AF
--------- ---------------------------------------------------------------------
5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             |_|
--------- ---------------------------------------------------------------------
6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- ------- ---------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES 21,490,942 (Does not include shares owned by any other Reporting Person)
   BENEFICIALLY     ------- ----------------------------------------------------
                      8
                            SHARED VOTING POWER
     OWNED BY
                            -  0 -
                    ------- ---------------------------------------------------
        EACH          9
                            SOLE DISPOSITIVE POWER
     REPORTING
                            21,490,942 (Does not include shares owned by any other Reporting Person)
                    ------- ---------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            - 0 -

------------------- ------- ---------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,490,942 (Does not include shares owned by any other Reporting
           Person)
--------- ---------------------------------------------------------------------
12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
--------- ---------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.9% (Does not include shares owned by any other Reporting Person)
--------- ---------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          HC, CO
--------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 552715 10 4                 13D                     Page 4 of 6 Pages
---------------------                                         ------------------



--------- ---------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



          VEBA Zweite Verwaltungsgesellschaft mbH
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  |_|

                                                                (b)  |_|
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          AF
--------- ---------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             |_|
--------- ---------------------------------------------------------------------
6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany
------------------- ------- ---------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                28,469,028 (Does not include shares owned by any
                            other Reporting Person)
                    ------- ---------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               -  0 -
                    ------- ---------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            28,469,028 (Does not include shares owned by any
                            other Reporting Person)
                    ------- ---------------------------------------------------
                      10
                            SHARED DISPOSITIVE POWER
      PERSON
                            - 0 -
       WITH
------------------- ------- ---------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,469,028 (Does not include shares owned by any other
          Reporting Person)
--------- ---------------------------------------------------------------------
12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------- ---------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40.9% (Does not include shares owned by any other Reporting Person)
--------- ---------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          HC, CO
--------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 552715 10 4                 13D                     Page 5 of 6 Pages
---------------------                                         ------------------


         This Amendment No. 2 amends the Schedule 13D filed on October 30, 1998 (as amended by Amendment No. 1 filed on March 23, 1999, the "Schedule 13D") by
(i) VEBA Aktiengesellschaft, a German corporation ("VEBA AG"), (ii) VEBA Corporation, a Delaware corporation and a direct and indirect subsidiary of VEBA AG, and (iii) VEBA Zweite Verwaltungsgesellschaft mbH, a German limited liability company and a direct wholly-owned subsidiary of VEBA AG ("VEBA Zweite") relating to the common stock, par value $0.01 per share (the "Common Stock") of MEMC Electronic Materials, Inc. a Delaware corporation. Capitalized terms used and not defined herein have the meanings ascribed to them in the
Schedule 13D. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

         Items 4 and 5 of the Schedule 13D are hereby amended and supplemented by the following information:

         On April 19, 1999, VEBA Zweite purchased, pursuant to the Standby Agreement, 13,069,898 shares of Common Stock for a purchase price of $6.89 per share. As a result of this purchase, VEBA Zweite is the record owner of 28,469,028 shares of Common Stock, which shares constitute approximately 40.9% of the total number of outstanding shares of Common Stock. As a result of this purchase, VEBA AG beneficially owns 49,959,970 shares of Common Stock, which shares constitute approximately 71.8% of the total number of outstanding shares of Common Stock.

---------------------                                         ------------------
CUSIP No. 552715 10 4                 13D                     Page 6 of 6 Pages
---------------------                                         ------------------



                                    SIGNATURE

         After reasonable inquiry and the best of my knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Date:  May 10, 1999                 VEBA Aktiengesellschaft


                                    By:  /s/  Dr. Klaus Gruendler
                                       ------------------------------------
                                    Name:  Dr. Klaus Gruendler
                                    Title:  Senior Vice President


                                    By:  /s/  Ulrich Hueppe
                                       ------------------------------------
                                    Name:  Ulrich Hueppe
                                    Title:  Executive Vice President


Date:  May 10, 1999                 VEBA Corporation


                                    By:  /s/  A. Paul Brandimarte, Jr.
                                       ------------------------------------
                                    Name:  A. Paul Brandimarte, Jr.
                                    Title:  Vice President


                                    By:  /s/  Dr. Heinz H. Puetthoff
                                       ------------------------------------
                                    Name:  Dr. Heinz H. Puetthoff
                                    Title:  President


Date:  May 10, 1999                 VEBA Zweite
                                    Verwaltungsgesellschaft mbH


                                    By:  /s/  Ulrich Hueppe
                                       ------------------------------------
                                    Name:  Ulrich Hueppe
                                    Title:  Director


                                    By:  /s/ Claus-Peter von der Fecht
                                       ------------------------------------
                                    Name:  Claus-Peter von der Fecht
                                    Title:  Prokurist